August 29, 2019

Wenhui Xiong
Chairman and Chief Executive Officer
Newborn Acquisition Corp
Room 801, Building C
SOHO Square, No. 88
Zhongshan East 2nd Road, Huangpu District
Shanghai, 200002, China

       Re: Newborn Acquisition Corp.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted August 16, 2019
           CIK No. 0001780262

Dear Mr. Xiong:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Amendment No. 1 on Form S-1

Risk Factors
If we seek shareholder approval of a proposed transaction, page 27

1. We note your response to our prior comment 3. Please expand the risk factor to further explain why you could need as little as 85,001 of your public shares, or approximately
       1.6% of your public shares, to be voted in favor of the transaction in order to have the transaction approved. In your revised disclosure, please include the anticipated number of shares that will be held by your initial shareholders and your officers and directors, who
 Wenhui Xiong
Newborn Acquisition Corp
August 29, 2019
Page 2
         have agreed to vote their shares in favor of any proposed business combination. Please also disclose the vote required to approve the transaction.
        You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-
3859 with any other questions.



FirstName LastNameWenhui Xiong                               Sincerely,
Comapany NameNewborn Acquisition Corp
                                                             Division of
Corporation Finance
August 29, 2019 Page 2                                       Office of
Transportation and Leisure
FirstName LastName